Exhibit 99.1

GDEV announces preliminary unaudited results for the first quarter 2024

May 28, 2024 – Limassol, Cyprus – GDEV Inc. (NASDAQ: GDEV), an international gaming and entertainment company (“GDEV” or the “Company”) released its preliminary unaudited financial and operational results for the first quarter ended March 31, 2024.

Financial highlights:

First quarter 2024:

●	Revenue of $107 million decreased by 10% year-over-year.

●	Bookings of $109 million increased by 4% year-over-year.

●	Loss for the period of $1 million in Q1 2024 vs. loss of $8 million in Q1 2023.

●	Adjusted EBITDA of negative $3 million in the first quarter 2024 compared to negative $12 million in the first quarter of 2023.

GDEV CEO, Andrey Fadeev stated:

“The first quarter results highlighted the effectiveness of our strategic initiatives, as our bookings continued to grow. Looking forward, we plan to prioritize user acquisition investments to continue to drive profitable growth.

Furthermore, we made significant efforts to enhance our corporate profile, as demonstrated by our recently completed tender offer. Our intention is to reintroduce the shares we purchased in the tender offer into the market with the aim to bolster the trading liquidity and increase our public float.

All these steps underscore our commitment to delivering long-term value to our shareholders.”

First quarter financial performance in comparison

US$ million	Q1 2024	Q1 2023	Change (%)
Revenue	107	119	(10)%
Platform commissions	(23)	(29)	(19)%
Game operation cost	(13)	(14)	(11)%
Selling and marketing expenses	(63)	(78)	(19)%
General and administrative expenses	(8)	(8)	(8)%
Loss for the period, net of tax	(1)	(8)	(82)%
Adjusted EBITDA	(3)	(12)	(78)%
Cash flows generated from/(used in) operating activities	0.4	(12)	N/M

N/M: not meaningful

First quarter 2024 financial performance

In the first quarter of 2024, our revenue decreased by $12 million (or 10%) year-over-year and amounted to $107 million, driven primarily by an increase in the change in deferred revenue in the first quarter of 2024 in the amount of $17 million vs. the same period in 2023, partially offset by an increase of $5 million in bookings in the first quarter of 2024 vs. the same period in 2023.

Platform commissions decreased by $6 million (or 19%) in the first quarter of 2024 compared to the same period in 2023 driven by the decrease in revenues, amplified by growth of revenues derived from PC platforms which are associated with lower commissions.

Game operation costs decreased by $2 million, reaching $13 million in the first quarter of 2024, driven mostly by a decrease in employee benefits expenses partially offset by an increase in technical support services.

Selling and marketing expenses in the first quarter of 2024 decreased by $15 million, amounting to $63 million. The decrease is attributed to a shift in user acquisition strategy focused on enhancing efficiency in Q1 2024 vs the same period in 2023.

General and administrative expenses remained relatively stable, decreasing by only $0.7 million in the first quarter of 2024 vs. the same period in 2023.

As a result of the factors above, we recorded a loss for the period, net of tax, of $1 million compared with a loss of $8 million in the same period of 2023. Adjusted EBITDA in Q1 2024 amounted to negative $3 million, an increase of $10 million compared to the same period of 2023.

Cash flows generated from operating activities amounted to $0.4 million in the first quarter of 2024, an increase from negative $12 million in the same period of 2023.

First quarter 2024 operational performance comparison

	Q1 2024	Q1 2023	Change (%)
Bookings ($ million)	109	104	4%
Share of advertising	7.7%	7.0%	0.7 p.p.
MPU (thousand)	381	383	(0)%
ABPPU ($)	88	84	4%

Bookings increased by 4% year-over-year in the first quarter of 2024, which can be attributed to the successful marketing campaigns during 2023.

The share of advertisement sales as a percentage of total bookings increased in the first quarter 2024 to reach 7.7%, compared to 7% in the first quarter of 2023. The increase was driven by the successful implementation of advertisement functionality in Island Hoppers from the start of the second quarter of 2023.

Split of bookings by platform	Q1 2024	Q1 2023
Mobile	62%	64%
PC	38%	36%

In the first quarter of 2024, the share of PC versions of our games increased by 2 p.p., compared with the first quarter of 2023.

Split of bookings by geography	Q1 2024	Q1 2023
US	33%	36%
Asia	23%	25%
Europe	29%	23%
Other	15%	16%

Our split of bookings by geography both in the first quarter of 2024 vs. the first quarter of 2023 remained broadly similar, with a certain increase in the share of Europe bookings.

Note:

Due to rounding, the numbers presented throughout this document may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those were to be calculated based on the rounded numbers.

The figures in this release are preliminary and unaudited.

Webcast details

To listen to the audio webcast with supplementary slides please follow the link. Prepared remarks are available on gdev.inc.

About GDEV

GDEV is a hub of gaming studios, focused on development and growth of its franchise portfolio across various genres and platforms. With a diverse range of subsidiaries including Nexters and Cubic Games, among others, GDEV strives to create games that will inspire and engage millions of players for years to come. Its franchises, such as Hero Wars, Island Hoppers, Pixel Gun 3D and others have accumulated hundreds of millions of installs worldwide. For more information, please visit gdev.inc.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer
investor@gdev.inc

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the Company’s 2023 Annual Report on Form 20-F, filed by the Company on April 29, 2024, and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Presentation of Non-IFRS Financial Measures

In addition to the results provided in accordance with IFRS throughout this press release, the Company has provided the non-IFRS financial measure “Adjusted EBITDA” (the “Non-IFRS Financial Measure”). The Company defines Adjusted EBITDA as the profit/loss for the period, net of tax as presented in the Company's financial statements in accordance with IFRS, adjusted to exclude (i) goodwill and investments in equity accounted associates' impairment, (ii) loss on disposal of subsidiaries, (iii) income tax expense, (iv) other financial income, finance income and expenses other than foreign exchange gains and losses and bank charges, (v) change in fair value of share warrant obligations and other financial instruments, (vi) share of loss of equity-accounted associates, (vii) depreciation and amortization, (viii) share-based payments expense and (ix) certain non-cash or other special items that we do not consider indicative of our ongoing operating performance. The Company uses this Non-IFRS Financial Measure for business planning purposes and in measuring its performance relative to that of its competitors. The Company believes that this Non-IFRS Financial Measure is a useful financial metric to assess its operating performance from period-to-period by excluding certain items that the Company believes are not representative of its core business. This Non-IFRS Financial Measure is not intended to replace, and should not be considered superior to, the presentation of the Company’s financial results in accordance with IFRS. The use of the Non-IFRS Financial Measure terms may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures.

Reconciliation of the profit/(loss) for the period to the Adjusted EBITDA

US$ million	Q1 2024	Q1 2023
Loss for the period, net of tax	(1)	(8)
Adjust for:
Income tax expense	0.9	0.7
Adjusted finance (income)/expenses[1]	(4)	(2)
Change in fair value of share warrant obligations and other financial instruments	0.1	(5)
Share of loss of equity-accounted associates	—	0.5
Depreciation and amortization[2]	2	1
Share-based payments	0.2	0.5
Adjusted EBITDA	(3)	(12)

1 Adjusted finance income/expenses consist of other financial income, finance income and expenses other than foreign exchange gains and losses and bank charges, net.

2 Starting from Q1 2024, the Company reports D&A expenses by function as a part of game operation cost, selling and marketing expenses and general and administrative expenses in accordance with IAS 1.